UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

WisdomTree International High Dividend Fund

(Name of Issuer)

Exchange-Traded Fund Shares

(Title of Class of Securities)

97717W802

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 97717W802	13G	Page 2 of 8

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Fifth Third Bancorp. IRS Identification Number 31-0854434
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,734,064
	6	SHARED VOTING POWER 40,654
	7	SOLE DISPOSITIVE POWER 1,656,164
	8	SHARED DISPOSITIVE POWER 127,599
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,786,618 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 23.7% (2)
12	TYPE OF REPORTING PERSON (See Instructions) HC
(1)	The reported securities are beneficially owned directly by Fifth Third Bank, an Ohio banking corporation and indirect wholly-owned subsidiary of the reporting person, and indirectly by Fifth Third Financial Corporation, an Ohio corporation and a direct wholly-owned subsidiary of the reporting person.
(2)	Percentage of class calculation is based upon 7,550,000 of the Issuer’s shares outstanding as of December 31, 2017, as extracted from Bloomberg.

CUSIP NO. 97717W802	13G	Page 3 of 8

Explanatory Note

In reliance on the SEC no-action letter, dated December 14, 1998, to PDR Services Corporation, the reporting person and its subsidiaries will not file any additional reports under Section 13(d) or 13(g) of the Exchange Act related to their beneficial ownership of WisdomTree International High Dividend Fund so long as the conditions referenced in the PDR Services letter are being met.

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Item 1.

	(a)	Name of Issuer:

WisdomTree International High Dividend Fund

	(b)	Address of Issuer’s Principal Executive Offices:

Wisdom Tree Trust
245 Park Avenue, 35 Floor
New York, NY 10167

Item 2.

	(a)	Name of Person Filing:

Fifth Third Bancorp

	(b)	Address of Principal Business Office, or if None, Residence:

Fifth Third Center, Cincinnati, Ohio 45263

	(c)	Citizenship:

Ohio

	(d)	Title of Class of Securities:

Exchange Traded Fund

	(e)	CUSIP Number:

97717W802

CUSIP NO. 97717W802	13G	Page 5 of 8

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3); or

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

	a. Amount beneficially owned:		1,786,618	(1)
	b. Percent of class		23.7	%(2)
	c. Number of shares as to which such person has:
		i. Sole power to vote or to direct the vote:	1,734,064
		ii. Shared power to vote or to direct the vote:	40,654
		iii. Sole power to dispose or to direct the disposition of:	1,656,164
		iv. Shared power to dispose or to direct the disposition of:	127,599

(1)   The reported securities are beneficially owned directly by Fifth Third Bank, an Ohio banking corporation and indirect wholly-owned subsidiary of the reporting person, and indirectly by Fifth Third Financial Corporation, an Ohio corporation and a direct wholly-owned subsidiary of the reporting person.

(2)   Percentage of class calculation is based upon 7,550,000 of the Issuer’s shares outstanding as of December 31, 2017, as extracted from Bloomberg.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The securities covered by this Schedule are held in trust, agency or custodial capacities by Fifth Third Bank. These trust, agency or custodial accounts receive the dividends from, or the proceeds from the sale of, such securities.

CUSIP NO. 97717W802	13G	Page 6 of 8

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Subsidiary	Item 3 Classification
Fifth Third Bank – an Ohio banking corporation	Bank
Fifth Third Financial Corporation, an Ohio corporation	Parent Holding Company

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

CUSIP NO. 97717W802	13G	Page 7 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2018

FIFTH THIRD BANCORP

/s/ Michael P. Speaker
By:	Michael P. Speaker
Its:	Attorney-in-fact

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Exhibit Index
Exhibit No.	Description

99.1	Power of Attorney relating to filings by Fifth Third Bancorp.